Tel Aviv, November 19, 2015

Our ref: 15080/1250

VIA EDGAR

Suzanne Hayes

Assistant Director

Office of Health and Insurance

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D.C. 20549

Re: Kitov Pharmaceuticals Holdings Ltd.

Registration Statement on Form F-1

Filed November 6, 2015

File No. 333-207117

Dear Ms. Hayes:

On behalf of Kitov Pharmaceuticals Holdings Ltd. (the “Company”), we provide the Company’s responses to the comment letter dated November 18, 2015 relating to the above referenced filing.

For your convenience, the comments of the Staff of the Securities and Exchange Commission (the “Staff”) have been restated below in their entirety in bold, with the response to each comment set forth immediately under the respective comment. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the above referenced Registration Statement on Form F-1 (the “Registration Statement”). Simultaneously herewith, the Company is filing a further amended Registration Statement.

Capitalization, page 32

1. Please expand the headnote to add a bullet describing the adjustments for the August Loan. Also, explain why these adjustments do not reflect all of the terms governing this loan, such as your allocation fee and repayment obligations and warrants issued to lenders on September 27, 2015. Revise your disclosure accordingly.

The Company respectfully notes that the August Loan is repayable with an allocation fee only to lenders who participate in the offering. Lenders who do not participate in the offering will not receive an allocation fee. The Company has expanded the headnote in the capitalization table to disclose that the capitalization table assumes that the lenders in the August Loans will not participate in the offering. The headnote has also been expanded to state that in the event all the lenders in the August Loans do participate in this Offering in an amount equal to at least their respective Loan Amounts, the Company will be required to repay allocation fees in aggregate amount of $141,900. The Company has determined that the payment of allocation fees of $141,900 would have an immaterial impact on capitalization.

The Company respectfully also notes that the lenders in the August Loans did not pay for the warrants, and therefore there were no capital contributions to impact the capitalization of the Company.

Suzanne Hayes

Securities and Exchange Commission

November 19, 2015

Non-Binding Term Sheet, page 60

2. Please explain your consideration of the probability that the Dermipsor acquisition from NextGen will occur and the need to provide the financial statements and pro forma information required by Article 3-05 of Regulation S-X. In your response, please specifically address the overlap in board members on your probability assessment.

The Company respectfully notes that based on various factors the Company does not believe that the acquisition is probable. While Isaac Israel, the Company’s chief executive officer and member of the Company’s board of directors, is the chairman of the board of directors of NextGen, the Company's audit committee, consisting of three independent directors, is overseeing negotiations for the transaction on behalf of the Company. The audit committee is requiring that Mr. Israel not be involved in the negotiations.

In addition, the audit committee is requiring that the Company conduct a due diligence inquiry on the business of Dermipsor which will be led by the Company's chief financial officer, Simcha Rock. The due diligence inquiry has not begun, and execution of a binding agreement with respect to the transaction is subject to due diligence.

The Company also respectfully notes that the Company does not have a track record of completing acquisitions of companies following the execution of non-binding term sheets to provide any basis that completion of this transaction is probable.

* * * * *

We would be happy to discuss any questions or comments you might have regarding the responses set forth herein. Please do not hesitate to call the undersigned at +972 (3) 607-4520.

Very Truly Yours,

  /s/ Perry Wildes

Perry Wildes, Adv.

cc: Simcha Rock, Chief Financial Officer, Kitov Pharmaceuticals Holdings Ltd.